Exhibit 21.1
LIST OF SUBSIDIARIES OF INNVENTURE, INC.
(As of November 1, 2024)

Subsidiary	State of Jurisdiction of Incorporation
Learn CW Investment Corporation	Delaware
Innventure LLC	Delaware
Innventure Management Services, LLC	Delaware
Innventure GP LLC	Delaware
AeroFlexx, LLC	Delaware
AeroFlexx Packaging Company, LLC	Delaware
Accelsius Holdings, LLC	Delaware
Accelsisus LLC	Delaware